SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

September 27, 2010

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒      Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐     No ☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102) and on September 11, 2008 (Registration No. 333-153419)

Enclosure:	Partner Communications announces the publishing of the UMTS frequencies allocation tender for two additional cellular operators

PARTNER COMMUNICATIONS ANNOUNCES THE
PUBLISHING OF THE UMTS FREQUECNIES
ALLOCATION TENDER FOR TWO ADDITIONAL
CELLULAR OPERATORS

ROSH HA'AYIN, Israel, September 27, 2010 - Partner Communications Company Ltd. ("Partner" or the "Company") (NASDAQ and TASE: PTNR), a leading Israeli communications operator, announces today, following the Company's 2009 Annual Report (20-F) and the Company's press releases and immediate reports on form 6-k dated May 25, 2010 (recent developments) and August 30, 2010 (second quarter 2010 results), that on September 21, 2010, the Ministry of Communications published a UMTS frequencies allocation tender for two additional cellular operators ("the Tender").

The Tender includes UMTS frequencies allocation in the 2100 Mhz spectrum. Participation in the tender will be allowed only for new operators and MIRS Communications Ltd. ("MIRS"). Other existing cellular operators will not be allowed to participate. The winners will be awarded a general license for the provision of cellular services (in the case of MIRS, its current license will be amended). The tender does not set a completion date for the tender process.

The winners shall be awarded various benefits and leniencies such as low minimum license fee and a reduction mechanism of the license fee offered by the winner (to the minimum fee set) based on the market share gained by the winner in the private sector over 5 years after being awarded the license. In addition, the winners will be allowed gradual geographic deployment of the infrastructure over a period of 7 years and use of national-roaming services on the networks of existing cellular operators (subject to further regulation of national roaming services in legislation and in the license).

The Tender committee annexed to the tender a recommendation letter to the Minister of Communications ("the Letter"). The Letter specifies recommendations, the implementation of which is not included in the Tender. In the Letter, the committee recommended to set a a rebates mechanism for spectrum fees, based on the  market share gained by the winner in the private sector over a 5 year period after being awarded the license. The committee also noted in the Letter the essentiality of the completion of regulation of telecommunications infrastructure sharing and of national roaming services, before the entrance of the new operators, in order to increase the winners' ability to compete successfully, but the committee did not include recommendations with regard to the specific regulations of these two issues, stating that these two issues are already being reviewed or are in progress by the relevant professional parties separately.

This development may have a material adverse effect on our business and operating results.

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. Words such as "believe", "anticipate", "expect", "intend", "seek", "will", "plan", "could", "may", "project", "goal", "target" and similar expressions often identify forward-looking statements but are not the only way we identify these statements. All statements other than statements of historical fact included in this press release regarding our future performance, plans to increase revenues or margins or preserve or expand market share in existing or new markets, reduce expenses and any statements regarding other future events or our future prospects, are forward-looking statements.

We have based these forward-looking statements on our current knowledge and our present beliefs and expectations regarding possible future events. These forward-looking statements are subject to risks, uncertainties and assumptions about Partner, consumer habits and preferences in cellular telephone usage, trends in the Israeli telecommunications industry in general, the impact of current global economic conditions and possible regulatory and legal developments. For a description of some of the risks we face, see "Item 3D. Key Information - Risk Factors", "Item 4. - Information on the Company", "Item 5. - Operating and Financial Review and Prospects", "Item 8A. - Consolidated Financial Statements and Other Financial Information - Legal and Administrative Proceedings" and "Item 11. - Quantitative and Qualitative Disclosures about Market Risk" in the Company's 2009 Annual Report (20-F) filed with the SEC. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and actual results may differ materially from the results anticipated. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About Partner Communications

Partner Communications Company Ltd. ("Partner") is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony and internet services) under the orange™ brand. The Company provides mobile communications services to over 3 million subscribers in Israel. Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).

Partner is an approximately 45%-owned subsidiary of Scailex Corporation Ltd. ("Scailex"). Scailex's shares are traded on the Tel Aviv Stock Exchange under the symbol SCIX and are quoted on "Pink Quote" under the symbol SCIXF.PK. Scailex currently operates in two major domains of activity in addition to its holding in Partner: (1) the sole import, distribution and maintenance of Samsung mobile handset and accessories products primarily to the major cellular operators in Israel (2) management of its financial assets.

For more information about Scailex, see: http://www.scailex.com

For more information about Partner, see: http://www.orange.co.il/investor_site

Contacts:
Mr. Emanuel Avner Chief Financial Officer Tel: +972-54-7814951 Fax: +972-54-7815961 E-mail: emanuel.avner@orange.co.il	Mr. Oded Degany V. P. Corporate Development, Regulation and IRO Tel: +972-54-7814151 Fax: +972-54 -7814161 E-mail: oded.degany@orange.co.il

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By:	/s/ Emanuel Avner
Name: Emanuel Avner
Title: Chief Financial Officer

    Dated: September 27, 2010